SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of July, 2020

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Registered Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press-release dated July 2, 2020 announcing the appointment of Craig Arnold as Chief Commercial Officer.

Ferroglobe Appoints Craig Arnold as Chief Commercial Officer

LONDON, July 2, 2020 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ:GSM) (“Ferroglobe” or the “Company”), a leading producer of silicon metal, silicon-based alloys and manganese-based specialty alloys, is pleased to announce that it has appointed Craig Arnold as Chief Commercial Officer, effective immediately.  Mr. Arnold succeeds Jeff Watson, who chose to step down from his position to pursue other interests while being closer to his family in the United States.

Mr. Arnold brings over two decades of international expertise as a senior professional at Dow Chemical, where he was responsible for successfully developing and growing a diverse group of businesses internationally.  His experience includes effective implementation of varying commercial strategies in launching new commodity businesses, rehabilitating ailing ones, and maximizing profitability.

Since joining Dow in 1997, Mr. Arnold has held a number of senior leadership roles globally. Most recently, he served as President of Dow Sub-Saharan Africa where he was responsible for developing Dow’s growth strategy for the region.  Prior to that, Craig was Commercial Vice President for Europe, Middle East, Africa and India for Dow Industrial Solutions, where he was responsible for providing strategic direction, marketing and regional business performance of a portfolio of products, leveraged across multiple markets, to enable the business to perform better, faster and cleaner.

Ferroglobe’s Chief Executive Officer Marco Levi commented, “We are pleased to welcome Craig to our senior management team.  His track record of implementing sales and marketing strategies at both global and regional levels, particularly across a number of businesses which share attributes similar to Ferroglobe’s product portfolio, coupled with his general business acumen, will be instrumental in the turnaround of our company.  Craig joins us at a critical time and will play an important role in the execution of the commercial excellence plan that is under development.  On behalf of our board and management, we wish Craig all the best in his new role.”

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

Forward-looking financial information and other metrics presented herein represent Ferroglobe’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

CONTACT:

Gaurav Mehta
EVP – Investor Relations
Email:   investor.relations@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2020
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)